FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated February 14, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna

Name:	Hoshang K Sethna

Title:	Company Secretary

Dated: February 14, 2012

Jaguar Land - Rover

Jaguar Land Rover PLC

Interim Report

for the three months and nine months ended 31 December 2011

TABLE OF CONTENTS

Page

KEY METRICS 2

KEY EVENTS FOR QUARTER 3 2011/12 3

AWARDS AND RECOGNITIONS FOR QUARTER 3 2011/12 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General trends in performance (including results of operations) 4

Business risks and mitigating factors 7

Employees 7

Liquidity and capital resources 7

Acquisitions and disposals 8

Off-balance sheet financial arrangements 8

Board of Directors 8

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statement 9

Condensed Consolidated Statement of Comprehensive Income 11

Condensed Consolidated Balance Sheet 12

Condensed Consolidated Statement of Changes in Equity 14

Condensed Consolidated Cash Flow Statement 15

Notes 17

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover PLC and its subsidiaries.

FY12 – Year ended 31 March 2012

FY11 – Year ended 31 March 2011

Q1 – 3 months ended 30 June

Q2 – 3 months ended 30 September

Q3 – 3 months ended 31 December

H1 – 6 months ended 30 September

9M – 9 months ended 31 December

JLR KEY METRICS

000’s

100 80 60 40 20 0

Q1 Q2 Q3 Q4

FY11 Retails FY12 Retails

£ million

4,000 3,000 2,000 1,000 0

Q1 Q2 Q3 Q4

FY11 Revenue FY12 Revenue

£ million

600 500 400 300 200 100 0

Q1 Q2 Q3 Q4

FY11 Underlying PBT FY12 Underlying PBT

£ million

500 400 300 200 100 0

Q1 Q2 Q3 Q4

FY11 Net Income FY12 Net Income

Guidance Notes:

Underlying PBT is before providing for mark to market losses on un-hedged commodity and foreign exchange derivatives

Net Income is after providing for mark to market losses on un-hedged commodity and foreign exchange derivatives

EBITDA – measured as earnings before tax, depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

Investment – Represents investing cashflow.

Free Cash Flow – Measured as net cash generated from operations plus net cash used in investing activities.

Key Events

Jaguar Land Rover announces expansion of Solihull manufacturing plant.

JLR announces 1,000 new jobs in its Solihull manufacturing plant. The Solihull plant manufactures the Company’s Land Rover and Range Rover products and the expansion will support the continued volume growth required by the Company.

Jaguar Land Rover green development continues

The XF 2.2 Diesel completes an epic journey from New York to Los Angeles, averaging an incredible 62.9 mpg over 2,884-miles - making it the most efficient Jaguar ever created.

Range Rover Evoque continues its launch and is now on sale across the Company’s worldwide market

AWARDS AND RECOGNITION FOR QUARTER 3 2011/12

The Range Rover Evoque continued to win awards, adding to the over 50 world-wide awards previously won are: Top Gear Car of the Year 2011, North America Truck of the Year, Stuff Magazine Car of the Year 2011, Scottish Car of the Year and Scottish Best Compact SUV.

The Jaguar XF has won What Car? Used Car of the Year in the Executive and Luxury category and Scottish Best Diesel Car.

The Jaguar XKR-S won Auto Bild Sportcars 2011 Sport Car of the Year and Scottish Best Sports Car.

The Jaguar XJ 3.0 litre Diesel received a Green Apple Environment Award (UK) after being named Gold Winner for Luxury Green Vehicles

Range Rover’s Range-e plug in hybrid diesel was awarded the 2011 Automotive Innovation award by the Society of Motor Manufacturers and traders in the UK.

With continued focus on employing the best, Jaguar Land Rover received two awards for its innovative multi-platform recruitment campaign -‘Ultimate Destination’

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is pleased to announce improving performance in the quarter that is due to a number of beneficial factors occurring in the period.

The launch of the new Range Rover Evoque, achieving in excess of 24,000 vehicles wholesaled in the quarter. Early orders have been to a richer mix, boosting revenue in the period. Volumes are expected to remain at current levels in Q4 FY12 with the introduction of the 2-wheel drive variant.

European market conditions have been difficult, with continuing concern around the financial situation and the position of the Euro. This has worsened as the quarter has continued. Whilst volumes in Europe have grown over the performance in Q2 FY12 and Q3 FY11, the outlook remains uncertain.

The market turmoil in Europe and signs that the US economic conditions are improving has had an impact on exchange rates. Average GBP/USD rates have moved from 1.61 in Q2 to 1.57 in Q3, whilst GBP/Euro rates have gone from 1.14 to 1.17. The strengthening USD and weakening Euro have had a beneficial impact on the Company profits in the period.

The Company has benefitted from decreased commodity prices in the quarter. Commodity prices continue to be volatile in line with global economic uncertainty. During the period, oil prices have remained high due to geo-political uncertainty in the Middle East and the threat of financial sanctions on Iran by the Western economies.

The Company has spent more on R&D in the current period compared to Q3 FY11 and Q2 FY12. This growth in R&D spending will continue in future periods as the Company plans to continue investing profits to support strategic growth plans. The Company has announced plans to build a new engine factory in the West Midlands and has recently started recruitment of 1,000 new employees at its Solihull site, due to increased demand.

General trends in performance (including results of operations)

Results and prospects

Quarter financial result

The Company has continued improved performance in the third quarter of FY12 (Q3 FY12) compared to the equivalent quarter in FY11 (Q3 FY11), with revenue for the 3 months of £3,749.1 million, compared to £2,646.8 million in Q3 FY11. PBT for Q3 FY12 at £509.0 million is an increase of £213.1 million over Q3 FY11 and £293.2 million over Q2 FY12.

Our market share in China has increased in the quarter and new product launches, primarily the Range Rover Evoque have increased sales .

In the UK, US and Europe, Land Rover market share has increased, and a significant proportion of the volume increase has been as a result of the introduction of the new models, including the Range Rover Evoque.

During the quarter there has been a higher level of investment, in keeping with the Company’s growth strategy, fully funded from operating cash flow and overall free cash flow remained positive in the quarter at £385.2m (Q3 FY11: £360.0m) and 9 month period at £619.0m (Q3 FY11: £692.7m).

Revenue and earnings

The Company generated revenue of £3,749.1 million in Q3 FY12, an increase of 42% over the £2,646.8 million for the Q3 FY11. This was an increase over Q2 FY12 of £834.2 million (29% improvement). For the nine months revenue has increased by 31% to £9,367.5 million compared to 9M FY11.

EBITDA growth

EBITDA for the Company increased by £186 million for the quarter to £639.4 million (£452.6 million for Q3 FY11). EBITDA for the nine months has increased by 22% to £1,420 million compared to 9M FY11.

The EBITDA margin has remained stable at 17.0% in Q3 FY12 compared to 17.1% in Q3 FY11. Q3 FY12 shows an increase of 2.6% over Q2 FY12.

Net Income

Net Income (PAT) for the quarter was £393.2 million (Q3 FY11: £289.2 million). The improvement was driven by increased revenue and sustained profit margins. Income tax expense for the quarter was £115.8 million, up from £6.7m in Q3 FY11 and £43.5 million in Q2 FY12.

A tax charge of £69.5 million has been recognised in the quarter relating to deferred tax liabilities on product development. This is offset by a tax credit in other comprehensive income relating to recognition of deferred tax assets on retirement benefits and derivatives.

Volume growth

Total retail volumes were 78,293 units for the quarter, an increase of 34% compared to Q3 FY11. Retail volumes for Q3 FY12 were 13,006 units for Jaguar and 65,287 for Land Rover. Land Rover’s growth, compared to the equivalent quarter in the prior year was 41% whilst Jaguar’s volume increased by 9%.

Much of this increase was driven by the Range Rover Evoque, which was launched in Q2 FY12. This achieved retail volumes of 19,614 in the quarter, compared to 3,096 in Q2 FY12 and nil in the prior year.

Retail volumes in North America were 16,738 units, a 20% increase on the equivalent quarter in the prior year, whilst the UK retail volumes were up 15% at 12,593. China saw further increases with retail volumes ending the reporting period at 12,613 up on the equivalent quarter in the prior year by 58%. There was continued positive growth in Europe of 45% resulting in a retail volume of 18,695 whilst Russia achieved volume sales of 4,532, up 36%.

Wholesale volumes for Q3 FY12 were 86,322 units, an increase of 37% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 71,050 units for Land Rover and 15,272 units for Jaguar.

Performance in key geographical markets on retail basis

United States

The US economic situation is showing signs of recovery in the current quarter, compared to Q2 FY12 and the prior year.

The US premium car segment volumes increased by 1.7% compared to Q3 FY11, Jaguar share was down 1.2%, reflecting a trend towards smaller diesel engines and an increasingly competitive environment.

US premium SUV segment volumes were up 15.7% compared to Q3 FY11 , with Land Rover market share up 0.7%.

US total retail volumes for the quarter were 15,410 units.

Jaguar retail volumes for the quarter fell by 533 units compared to Q3 FY11, mainly due to a fall in the XJ market segment.

Land Rover retail volumes for the quarter of increased by 30% compared to Q3 FY11, mainly driven by Range Rover Evoque and Range Rover Sport.

UK

The UK economy has remained challenging during the quarter, with negative GDP growth. The outlook for the UK is uncertain, with potential downside risks relating to the Euro crisis.

UK premium car segment volumes increased by 1.8% compared to Q3 FY11, Jaguar share down by 0.9%, due to a trend towards smaller and more fuel efficient diesel engines.

The UK premium SUV segment volumes increased by 12.5% compared to Q3 FY11, with Land Rover down 3.4% due to new Range Rover Evoque sales.

Jaguar and Land Rover combined retailed 12,593 units in the quarter, an increase of 15% over Q3 FY11

Jaguar retail volumes for the quarter decreased by 757 units.

Land Rover retail volumes for the quarter were up by 32% compared to Q3 FY11, with market share in the current quarter increasing by 0.4%.

Europe (excluding Russia and UK)

The Euro crisis is continuing to put pressure on European markets, with recession in a number of countries and a continued slowdown in Germany and France. The recent down-grading of Euro government credit ratings and weakening of the Euro is expected to put pressure on European sales.

Total retail volumes in the quarter for the Europe region were 18,695, an increase of 46% compared to Q3 FY11.

Jaguar retail volumes for the Europe region for the quarter increased by 9%, whilst in Germany, market share declined to 1.4%.

Land Rover retail volumes for the Europe region for the quarter increased by 54%, whilst in Germany its market share increased to 3% compared to Q3 FY11.

The German premium car segment volumes increased by 85.8% compared to Q3 FY11 and the German luxury SUV segment volumes increased by 6.4%.

Trading within certain European markets remained challenging throughout the quarter with Turkey and other smaller markets experiencing reduced levels of consumer demand.

Russia

GDP growth of 4% in Russia has been supported by increasing consumer credit availability and high oil prices. Oil prices are expected to remain volatile going forward.

Russia’s premium car segment volumes increased by 37.5% compared to Q3 FY11, with Jaguar’s share in the current quarter up to 4.2%.

The Russian premium SUV segment volumes were up 34.7% compared to Q3 FY11, with Land Rover at 2.6%.

Total Russian retail volumes for the quarter were 4,532 units, up 36% on Q3 FY11. Jaguar retail volumes for the quarter increased by 103% compared to Q3 FY11. Land Rover retail volumes for the quarter increased by 32% compared to Q3 FY11.

China

The Chinese economy continues to grow at a faster pace than mature Western economies, although the future pace of growth is uncertain.

China's premium car segment volumes increased by 14.5% compared to Q3 FY11, with Jaguar volumes up 291%. This improvement is largely driven by strong demand for the XJ 3.0 petrol model, introduced to the market in March 2011. The premium SUV segment increased in by 45.1% compared to Q3 FY11, with Land Rover's share increasing 0.4% due to new volumes of Range Rover Evoque sold in the market.

Total retail volumes were 12,613 units in the quarter, up 58% on Q3 FY11

Jaguar retails in the quarter were up 327% compared to Q3 FY11, and its market share increased by 0.6%.

Land Rover retails in the quarter were up 43% compared to Q3 FY11.

China remains on track to become the 2nd and 3rd largest market for Land Rover and Jaguar respectively during the current fiscal year.

Business risks and mitigating factors

As discussed in the Annual Report 2010-11 of the Company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q3 FY12, Jaguar Land Rover employed 21,447 people worldwide including agency (Q2 FY12: 20,923). Approximately 1,000 of the people employed are in overseas markets.

Liquidity and capital resources

As at 31 December 2011, the Company had cash and cash equivalents of 1,687.1 million and undrawn committed facilities of £725 million. The total amount of cash and cash equivalents includes £709 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to various restrictions or impediments on the ability of the Company's subsidiaries in certain countries to transfer cash across the group.

Borrowings

The following table shows details of the Company's financing arrangements as at 31 December 2011.

Facility		Facility amount	Maturity	Outstanding as at 31 December 2011	Undrawn as at 31 December 2011
		£ in millions		£ in millions	£ in millions
Committed					
£500m Senior Notes 8.125% 2018		500.0	2018	500.0	0.0
$410m Senior Notes 7.75% 2018		266.0	2018	266.0	0.0
$410m Senior Notes 8.125% 2021		266.0	2021	266.0	0.0
Revolving 3 & 5 year credit facilities		610.0	2014-16	-	610.0
Other financing loans		268.3	2012-18	202.3	66.0
Receivables factoring facilities		222.2	2012	172.9	49.3
Preference shares		157.0	—	157.0	0.0
	Subtotal	2,289.5		1,564.2	725.3
Uncommitted					
Receivables factoring facilities		469.7	2011	20.5	449.2
Other facilities		19.6	—	19.7	0.0
	Subtotal	489.3		40.2	449.2
Capitalized costs		—	—	(41.6)	—
	Total	2,778.8		1,562.8	1,174.5

7

Cash flow data

Net cash provided by operating activities was £716.2 million in the quarter (9M FY12: £1,702.5 million) compared to £543.0 million during Q3 FY11 (9M FY11: £1,235.9 million).

Net cash used in investing activities was to £331.0 million in the quarter (9M FY12: £1,083.5 million), compared with £184.6 million in Q3 FY11 (9M FY11: £543.2 million). Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £316.8 million in the quarter (9M FY12: £1,037.4 million) and £186.7 million in Q3 FY11 (9M FY11: £544.7 million). The Company's capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the Range Rover Evoque.

Cash used in financing activities was £38.6 million in quarter (9M FY12: generated £39.8 million) compared to net cash used in financing activities of £89.3 million in Q3 FY11 (9M FY11: used £372.9 million). Cash generated from financing activities in the 9 month period reflects repayment of £869.0 million of long-term and short-term debt and issuance of a £1,000 million Bond in Q1 FY12. Cash used in financing activities in 9M FY11 reflected the repayment of short term and long-term debt of £339.3 million.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in Note 20 of the condensed interim financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Ratan N. Tata	Chairman and Director	2008
Ravi Kant................	Director	2008
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010

8

Condensed Consolidated Income Statement
for the three months ended 31 December 2011 (Unaudited)

	Note	Three months ended 31 December 2011			Three months ended 31 December 2010		
		Trading result £m	Non operating result £m	Total	Trading result £m	Non operating result £m	Total
Revenue		3,749.1	-	3,749.1	2,650.0	-	2,650.0
Material and other cost of sales		(2,386.1)	-	(2,386.1)	(1,659.8)	-	(1,659.8)
Employee cost		(254.4)	-	(254.4)	(196.6)	-	(196.6)
Other expenses		(664.6)	-	(664.6)	(465.9)	-	(465.9)
MTM on un-hedged commodity derivatives		-	(2.7)	(2.7)	-	-	-
Development costs capitalised	2	190.7	-	190.7	116.3	-	116.3
Other income		7.4	-	7.4	9.8	-	9.8
Depreciation and amortisation		(135.9)	-	(135.9)	(115.2)	-	(115.2)
Foreign exchange (loss) / gain	3	35.0	-	35.0	(10.1)	-	(10.1)
MTM on un-hedged foreign exchange derivatives	3	-	(21.1)	(21.1)	-	(13.6)	(13.6)
Finance income	4	3.6	-	3.6	2.2	-	2.2
Finance expense (net of capitalised interest)	4	(12.0)	-	(12.0)	(21.2)	-	(21.2)
Net income before tax		532.8	(23.8)	509.0	309.5	(13.6)	295.9
Income tax expense		(115.8)	-	(115.8)	(6.7)	-	(6.7)
Net income attributable to shareholders		417.0	(23.8)	393.2	302.8	(13.6)	289.2

9

Condensed Consolidated Income Statement

for the nine months ended 31 December 2011 (Unaudited)

	Note	Nine months ended 31 December 2011			Nine months ended 31 December 2010		
		Trading result £m	Non operating result £m	Total	Trading result £m	Non operating result £m	Total
Revenue		9,367.5	-	9,367.5	7,135.2	-	7,135.2
Material and other cost of sales		(6,062.4)	-	(6,062.4)	(4,445.9)	-	(4,445.9)
Employee cost		(699.5)	-	(699.5)	(575.2)	-	(575.3)
Other expenses		(1,761.7)	-	(1,761.7)	(1,381.1)	-	(1,381.1)
MTM on un-hedged commodity derivatives		-	(14.6)	(14.6)	-	-	-
Development costs capitalised	2	556.9	-	556.9	360.6	-	360.6
Other income		35.2	-	35.2	33.8	-	33.8
Depreciation and amortisation		(342.3)	-	(342.3)	(299.2)	-	(299.2)
Foreign exchange gain	3	59.6	-	59.6	22.3	-	22.3
MTM on un-hedged foreign exchange derivatives	3	-	(102.0)	(102.0)	-	(13.6)	(13.6)
Finance income	4	11.0	-	11.0	6.6	-	6.6
Finance expense (net of capitalised interest)	4	(71.4)	-	(71.4)	(28.9)	-	(28.9)
Net income before tax		1,092.9	(116.6)	976.3	828.1	(13.6)	814.5
Income tax expense		(191.1)	-	(191.1)	(41.0)	-	(41.0)
Net income attributable to shareholders		901.8	(116.6)	785.2	787.1	(13.6)	773.5

10

Condensed Consolidated Statement of Comprehensive Income

for the three and nine months ended 30 September 2011

Three months ended 31 December 31 2011 (Unaudited) £m

Three months ended December 2010 (Unaudited) £m

Nine months ended 30 December 31 2011 (Unaudited) £m

Nine months ended December 2010 (Unaudited) £m

Net income attributable to shareholders 393.2 289.2 785.2 773.5

Other comprehensive income:

Currency translation (loss) / gains - (41.8) - 38.7

Actuarial gains and losses (97.4) (89.8) (146.4) (128.2)

Cash flow hedges booked into equity (91.1) (36.7) (128.9) (20.8)

Cash flow hedges moved from equity and recognised in the income statement Tax effect on items recognised in other comprehensive income (5.5) 9.1 (36.9) 9.1 69.5 - 69.5

Total other comprehensive loss for the period (124.5) (159.2) (242.7) (101.2)

Total comprehensive income for the period attributable to shareholders 268.7 130.0 542.5 672.3

Condensed Consolidated Balance Sheet

at 31 December 2011

Note 31 December 2011 31 March 2011

£m £m (Unaudited) (Audited)

Non-current assets

Investments 11 1.3 0.3

Other financial assets 127.1 68.5

Property, plant and equipment 1,511.3 1,230.8

Pension asset 19 - 0.9

Intangible assets 2,611.8 2,144.6

Deferred income taxes 151.4 112.2

Total non-current assets 4,402.9 3,557.3

Current assets

Cash and cash equivalents 1,687.1 1,028.3

Trade receivables 630.4 567.2

Other financial assets 6 43.6 61.5

Inventories 7 1,473.7 1,155.6

Other current assets 8 426.6 293.2

Current income tax assets 3.7 12.5

Total current assets 4,265.1 3,118.3

Total assets 8,668.0 6,675.6

Current liabilities

Accounts payable 2,718.4 2,384.8

Short term borrowings and current portion of long term debt 15 264.8 863.4

Other financial liabilities 12 352.6 132.9

Provisions 13 278.3 246.3

Other current liabilities 14 681.1 360.2

Current income tax liabilities 163.7 79.8

Total current liabilities 4,458.9 4,067.4

Non-current liabilities Long term debt 15 1,298.0 518.1

Other financial liabilities 12 142.3 20.4

Deferred income taxes - 1.6

Provisions 13 750.9 592.7

Total non-current liabilities 2,191.2 1,132.8

Total liabilities 6,650.1 5,200.2

Condensed Consolidated Balance Sheet (continued)

at 31 December 2011

Note 31 December 2011 31 March 2011

£m £m

(Unaudited) (Audited)

Equity attributable to equity holders of the company

Ordinary shares 1,500.6 1,500.6

Capital redemption reserve 17 166.7 166.7

Reserves/(accumulated deficit) 16 350.6 (191.9)

Equity attributable to equity holders of the company 2,017.9 1,475.4

Total liabilities and equity 8,668.0 6,675.6

These condensed consolidated interim financial statements were approved by the board of directors on

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

for the nine months ended 31 December 2011

Ordinary Shares £m

Capital redemption reserve £m

Reserves / accumulated deficit £m

Total Equity £m

Balance at 31 March 2010 (Audited)

644.6 - (1,107.4) (462.8)

Net income for the nine months - - 773.5 773.5

Other comprehensive income for the nine months - - (101.2) (101.2)

Total comprehensive income for the period - - 672.3 672.3

Cancellation of preference shares - - 48.8 48.8

Balance at 31 December 2010 (Unaudited) 644.6 - (386.3) 258.3

Ordinary shares £m

Capital redemption reserve £m

Reserves/ accumulated deficit £m

Total Equity £m

Balance at 31 March 2011 (Audited) 1,500.6 166.7 (191.9) 1,475.4

Net income for the nine months - - 785.2 785.2

Other comprehensive loss for the nine months - - (242.7) (242.7)

Total comprehensive income for the period - - 542.5 542.5

Balance at 31 December 2011 (Unaudited) 1,500.6 166.7 350.6 2,017.9

Condensed Consolidated Cash Flow Statement

for the nine months ended 31 December 2011

Nine months ended 31 December 2011 (Unaudited) £m

Nine months ended 31 December 2010 (Unaudited) £m

Cash flows from operating activities

Net income attributable to shareholders 785.2 773.5

Depreciation and amortisation 342.3 299.2

Loss on sale of assets 3.1 13.7

Foreign exchange loss / (gain) on loans 34.9 (9.2)

Income tax expense 191.1 41.0

Finance expense 71.4 28.9

Finance income (11.0) (6.6)

Exchange loss on derivatives 118.1 13.6

Dividends received in other income - (2.0)

Share of joint venture profit (0.2) -

Cash flows from operating activities 1,534.9 1,152.1

Cash paid on option premia - (16.2)

Movement in trade receivables (63.2) 62.4

Movement in other financial assets 8.7 6.1

Movement in other current assets (133.2) (35.7)

Movement in inventories (318.3) (73.0)

Movement in other non-current assets 0.9 (26.7)

Movement in accounts payable 332.4 382.2

Movement in other current liabilities 318.2 (81.7)

Movement in other financial liabilities 46.7 (3.4)

Movement in non-current liabilities (20.9) (91.2)

Movement in provisions 61.3 4.5

Cash generated from operations 1,767.5 1,279.4

Income tax paid (65.0) (43.5)

Net cash from operating activities 1,702.5 1,235.9

Cash flows used in investing activities

Investment in associate (0.8) -

Change in restricted deposit (56.7) (7.1)

Finance income received 11.4 6.6

Purchases of property, plant and equipment (net) (478.2) (143.4)

Acquisition of intangible assets (559.2) (401.3)

Dividends received - 2.0

Net cash used in investing activities (1,083.5) (543.2)

Condensed Consolidated Cash Flow Statement (continued)

for the nine months ended 31 December 2011

Nine months ended 31 December 2011 (Unaudited) £m

Nine months ended 31 December 2010 (Unaudited) £m

Cash flows (used in) / from financing activities

Finance expense and fees paid (108.1) (37.5)

Proceeds from issuance of short-term debt 20.0 6.9

Repayment of short-term debt (604.6) (302.7)

Payment of lease liabilities (3.1) (3.0)

Proceeds from issuance of long-term debt 1,000.0 -

Repayment of long-term debt (264.4) (36.6)

Net cash from financing activities 39.8 (372.9)

Net change in cash and cash equivalents 658.8 319.8

Cash and cash equivalents at beginning of nine months 1,028.3 679.9

Cash and cash equivalents at end of nine months 1,687.1 999.7

Notes (forming part of the condensed interim financial statements)

1 Accounting policies

Basis of preparation

The information for the nine months ended 31 December 2011 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover PLC have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting’ as IFRS as adopted by the European Union (‘EU’). There were no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments held at fair value.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2011, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2011.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2011, as described in those financial statements.

Notes (continued)

2 Research and development

Three months ended 31 December 2011 (Unaudited) £m

Three months ended 31 December 2010 (Unaudited) £m

Nine months ended 31 December 2011 (Unaudited) £m

Nine months ended 31 December 2010 (Unaudited) £m

Total R&D costs 234.2 159.4 660.8 437.1

R&D expensed (43.5) (43.1) (103.9) (76.5)

Development costs capitalised 190.7 116.3 556.9 360.6

Interest capitalised 19.7 12.7 51.2 35.3

Total development additions to intangible assets 210.4 129.0 608.1 395.9

3 Foreign exchange

Three months ended 31 December 2011 (Unaudited) £m

Three months ended 31 December 2010 (Unaudited) £m

Nine months ended 31 December 2011 (Unaudited) £m

Nine months ended 31 December 2010 (Unaudited) £m

Trading foreign exchange gain / (loss) 40.0 (17.9) 93.4 (0.1)

Foreign exchange (loss) / gain on foreign currency denominated borrowings (5.0) 7.8 (33.8) 22.4

Foreign exchange before MTM 35.0 (10.1) 59.6 22.3

Mark to market on foreign exchange derivative instruments not designated as a hedge relationship (21.1) (13.6) (102.0) (13.6)

Total foreign exchange (loss) / gain 13.9 (23.7) (42.4) 8.7

Mark to market on foreign exchange derivative instruments represents economic hedges. These instruments, however do not meet the treatment for hedge accounting under IFRS.

Notes (continued)

4 Finance income and expense

Recognised in net income

Three months ended 31 December 2011 (Unaudited) £m

Three months ended 31 December 2010 (Unaudited) £m

Nine months ended 31 December 2011 (Unaudited) £m

Nine months ended 31 December 2010 (Unaudited) £m

Finance income 3.6 2.2 11.0 6.6

Total finance income 3.6 2.2 11.0 6.6

Three months ended 31 December 2011 (Unaudited) £m

Three months ended 31 December 2010 (Unaudited) £m

Nine months ended 31 December 2011 (Unaudited) £m

Nine months ended 31 December 2010 (Unaudited) £m

Total finance expense on financial liabilities measured at amortised cost (33.6) (17.5) (121.6) (61.7)

Impact of discount on provisions 1.9 (16.4) (1.0) (2.5)

Finance expense transferred to capitalised product development 19.7 12.7 51.2 35.3

Total finance expense (12.0) (21.2) (71.4) (28.9)

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 6.4% (nine months to 31 December 2010: 6.3%)

5 Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

At beginning of period 10.1 16.3

Allowance made in the period 4.8 1.5

Allowance released in the period (6.7) (7.7)

At end of period 8.2 10.1

Notes (continued)

6 Other financial assets - current

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Advances and other receivables recoverable in cash 0.1 8.1

Derivative financial instruments 43.0 49.7

Other 0.5 3.7

43.6 61.5

7 Inventories

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Raw materials and consumables 53.6 38.5

Work-in-progress 151.8 87.1

Finished goods 1,268.3 1,030.0

1,473.7 1,155.6

8 Other current assets

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Prepaid expenses 40.3 35.0

VAT 386.3 258.2

426.6 293.2

9 Taxation

Recognised in the income statement

The income tax for the 3 and 9 month periods are charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking.

10 Capital expenditure

Capital expenditure in the 9 month period was £556.3 million (9 month period to 31 December 2010: £143.4 million) on fixed assets and £608.1 million (9 month period to 31 December 2010: £395.9 million) was capitalised as intangible engineering assets. There were no impairments, material disposals or changes in use of assets.

Notes (continued)

11 Investments

In June 2011, the Company invested £750,000 to acquire a 50% stake in a joint venture advertising agency. The agency will act on an exclusive world-wide basis to provide advertising and branding support to the Jaguar brand. The arrangement has been set up to enable us to provide a consistent global brand message and drive growth across all markets. In the period since acquisition, the Company’s share of the joint venture profit was £0.2 million.

12 Other financial liabilities

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Current

Liabilities for vehicles sold under a repurchase arrangement 149.8 121.4

Finance lease obligations 4.9 5.2

Interest accrued 21.3 1.1

Derivative financial instruments 176.6 5.2

352.6 132.9

Non-Current

Finance lease obligations 16.0 18.7

Long term derivatives 105.7 -

Other payables 20.6 1.7

142.3 20.4

13 Provisions

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Current

Product warranty 253.6 226.3

Product liability 21.8 19.1

Provision for residual risk 1.4 0.9

Provision for environmental liability 1.5 -

Total current 278.3 246.3

Non-current

Defined benefit obligations 420.3 290.5

Other retirement obligations 2.5 1.0

Product warranty 295.3 276.8

Provision for residual risk 12.4 6.1

Provision for environmental liability 20.4 18.3

Total non-current 750.9 592.7

Notes (continued)

13 Provisions (continued)

Product warranty

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Opening balance 503.1 476.4

Provision made during the period 266.8 332.4

Provision used during the period (220.0) (305.8)

Impact of discounting (1.0) 0.1

Closing balance 548.9 503.1

Product liability

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Opening balance 19.1 30.6

Provision made during the period 15.6 6.8

Provisions used in the period (12.9) (18.3)

Closing balance 21.8 19.1

Residual risk

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Opening balance 7.0 15.8

Provision made during the period 7.3 22.5

Provision used during the period (0.5) (31.3)

Closing balance 13.8 7.0

Environmental liability

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Opening balance 18.3 18.8

Provision made during the period 4.6 -

Provision used during the period (1.0) (0.5)

Closing balance 21.9 18.3

Notes (continued)

13 Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to four years after purchase, dependent on the market in which the purchase occurred.

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

14 Other current liabilities

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Liability for advances received 401.0 162.8

VAT payable 246.6 178.6

Others 33.5 18.8

681.1 360.2

Notes (continued)

15 Interest bearing loans and borrowings

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Euro MTF listed bond 1,011.3 -

Loan from banks 394.4 789.5

Redeemable preference shares classified as debt 157.1 157.1

Intercompany loans payable to TMLH - 434.9

Finance lease liabilities 20.9 23.9

1,583.7 1,405.4

Less: Current portion of bank loans (264.8) (428.5)

Current portion of other loans - (434.9)

Total short term borrowings and current portion of long term debt (264.8) (863.4)

Current portion of finance lease liabilities (4.9) (5.2)

Long term debt 1,314.0 536.8

Presented as long-term debt 1,298.0 518.1

Presented as long-term finance lease in non-current other financial liabilities 16.0 18.7

On 19 May 2011, the Company issued £1,000 million of listed bonds. The bonds are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

The bonds are fixed rate with £500 million denominated in GBP and £500 million denominated in USD. £750 million is due for repayment in 2018 and the remaining is due in 2021.

The bond funds raised were used to repay both long and short term debt and provide additional cash facilities for the group.

16 Other reserves

The movement of reserves and accumulated deficit is as follows:

Translation reserve £m

Hedging reserve £m

Pension Reserve £m

Profit and loss reserve £m

Total Reserves / accumulated deficit £m

Balance at 1 April 2011 (383.3) 21.8 (535.2) 704.8 (191.9)

Net income for the period - - - 785.2 785.2

Loss on cash flow hedge - (165.8) - - (165.8)

Deferred tax - 18.4 51.1 - 69.5

Movements in employee benefit plan - - (146.4) - (146.4)

Balance at 31 December 2011 (383.3) (125.6) (630.5) 1,490.0 350.6

Notes (continued)

16 Other reserves (continued)

Translation reserve £m

Hedge reserve £m

Pension Reserve £m

Accumulated deficit: profit and loss reserve £m

Total Reserves / accumulated deficit £m

Balance at 1 April 2010 (506.7) - (221.8) (378.9) (1,107.4)

Net income for the period - - - 1,035.9 1,035.9

Foreign currency translation 123.4 - - - 123.4

Gain on cash flow hedge - 29.5 - - 29.5

Cancellation of preference shares - - - 47.8 47.8

Deferred tax - (7.7) 7.7 - -

Movements in employee benefit plan - - (321.1) - (321.1)

Balance at 31 March 2011 (383.3) 21.8 (535.2) 704.8 (191.9)

17 Capital redemption reserve

On 31 March 2011, the Company converted all of its USD ordinary share capital and all of its USD preference shares into £1,500.6 million of £1 Ordinary shares and £157.1 million of £1 7.25% preference shares. In the process, a capital redemption reserve of £166.7 million was created.

18 Dividends

During both the periods no dividends were paid or proposed on the ordinary shares. A dividend of £8.5 million (9 month period to 31 December 2010: £nil) was accrued on the non-cumulative preference shares.

Notes (continued)

19 Employee benefits

Jaguar Cars Limited and Land Rover, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited, Land Rover, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

Nine months ended 31 December 2011 (Unaudited) £m

Year to 31 March 2011 (Audited) £m

Net pension liability at beginning of the period (289.6) (101.0)

Service cost (76.4) (106.4)

Interest cost (179.6) (216.1)

Actuarial loss (274.7) (195.8)

Expected return on assets 180.7 241.6

Employer contributions and other changes 91.0 213.4

Change in restriction on asset and onerous obligation 128.3 (125.3)

Net pension liability at end of period (420.3) (289.6)

Amount recognised in the balance sheet consists of

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Present value of defined benefit obligations (4,879.9) (4,300.1)

Fair value of plan assets 4,492.8 4,172.0

Restriction on asset and onerous obligation (33.2) (161.5)

Net liability (420.3) (289.6)

Non-current assets - 0.9

Noncurrent liabilities (420.3) (290.5)

Notes (continued)

19 Employee benefits (continued)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

December 2011%

March 2011%

Discount rate 4.7 5.5

Rate of increase in compensation level of covered employees 3.5 4.0

Inflation increase 3.0 3.5

Expected rate of return on plan assets 5.8 6.5

For the valuation at 31 March 2011, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There is an allowance for future improvements in line with the CMI (2010) projections and an allowance for long term improvements of 1.00% per annum.

Notes (continued)

20 Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £15.1 million (31 March 2011: £10.8 million) which management have not recognised as they are not considered probable.

Other claims

There are other claims against the group, the majority of which pertains to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers. The group has not provided £1.3 million (31 March 2011: £1.4 million) for tax matters in dispute as it is not considered probable that these will be settled in an adverse position for the group.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £445.8 million (31 March 2011: £451.5 million) and £2.4 million (31 March 2011: £3.5 million) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £860.2 million (31 March 2011: £689.0 million) to purchase minimum or fixed quantities of material.

There are guarantees provided in the ordinary course of business of £11.3 million (31 March 2011: £23.3 million), of which £2.5 million (31 March 2011: £14.6 million) are to HMRC.

Financial Instruments

During the nine month period to 31 December 2011, the group entered into a number of cash flow derivative contracts to manage its foreign currency exposure. To the extent allowed under IAS 39 ‘Financial Instruments: Recognition and Measurement’ the derivatives are accounted for as cash flow hedges.

Notes (continued)

21 Capital management

The Company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The Company’s policy is aimed at a combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in note 15 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the Company:

31 December 2011 (Unaudited) £m

31 March 2011 (Audited) £m

Equity 2,017.9 1,475.4

Short term debt 269.7 868.6

Long term debt 1,314.0 536.8

Total debt 1,583.7 1,405.4

Total capital (debt and equity) 3,602.5 2,880.8

22 Related party transactions

The Company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements.

Nine months ended 31 December 2011 (Unaudited)

Nine months ended 31 December 2010 (Unaudited)

With associates of the parent (Unaudited) £m

With parent company (Unaudited) £m

With associates of the parent (Unaudited) £m

With parent company (Unaudited) £m

Sale of products 47.3 - 27.2 -

Services received 40.3 - 27.5 -

Trade and other receivables 16.0 - 5.4 -

Accounts payable 9.1 - 8.4 -

Loans payable - - - 2,289.9

Notes (continued)

22 Related party transactions (continued)

Compensation of key management personnel

Nine months ended Nine months ended

31 December 31 December

2011 2010

(Unaudited) (Unaudited)

£m £m

Key management personnel remuneration 13.5 5.8

Front Cover Pictures

Range Rover ‘Ultimate Edition’ – interior detail

Jaguar XKR-S convertible

Vehicles above

Range Rover Evoque – production started in September with an order bank of 25000 vehicles.

Jaguar XF - 2.2 Diesel has been on sale from September 2011

For further details visit www.jaguarlandrover.com

JAGUAR LAND ROVER

Jaguar Land Rover PLC

Banbury Road

Gaydon

Warwickshire

CV35 0RG

JAGUAR

Jaguar Land Rover Results Under IFRS

for the period ended 31 December 2011

LAND ROVER

14 February 2012

JAGUAR LAND ROVER

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover PLC and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

Q3 FY12 represents the 3 month period from 1 October 2011 to 31 December 2011

Q3 FY11 represents the 3 month period from 1 October 2010 to 31 December 2010

9M FY12 represents the 9 month period from 1 April 2011 to 31 December 2011

9M FY11 represents the 9 month period from 1 April 2010 to 31 December 2010

Consolidated results of Jaguar Land Rover PLC and its subsidiaries contained in the presentation are under IFRS as approved in the EU

2

JAGUAR LAND ROVER

Participants

Kenneth Gregor

CFO Jaguar Land Rover

Bennett Birgbauer

Treasurer Jaguar Land Rover

C. Ramakrishnan

CFO Tata Motors

Vijay Somaiya

Head of Treasury & Investor Relations Tata Motors

3

JAGUAR LAND ROVER

Agenda

Key topics Page

Financial performance 5

Looking ahead 14

Closing Q&A 16

4

JAGUAR LAND ROVER

Jaguar Land Rover

Q3 financial performance summary compared to corresponding quarter in the prior year

Retail volumes 78,293 units, up 19,925 units or 34%

Wholesale volumes 86,322 units, up 23,167 units or 37%

Revenue £3,749m, compared to £2,647m

Profit before tax £509m, compared to £296m

EBITDA £639m, compared to £453m

Free cash flow (before financing) £385m, compared to £360m - higher capital investment more than offset by higher cash flows from operations

Cash and money market investments £1,687m and undrawn committed bank lines £725m

5

JAGUAR LAND ROVER

Key financial metrics

Key metrics - IFRS

Quarter Ended 31 December 9 Months Ended 31 December

(£ millions, unless stated) 2011 2010 Change 2011 2010 Change

Retail volumes (‘000 units) 78 58 34% 207 174 19%

Wholesale volumes (‘000 units) 86 63 37% 216 177 22%

Revenues 3,749 2,650 1,099 9,367 7,135 2,232

EBITDA 639 453 186 1,420 1,127 293

EBITDA % 17.0% 17.1% (0.1)ppt 15.2% 15.8% (0.6)ppt

Profit before tax 509 296 213 976 815 161

Free cash flow (1) 385 360 25 619 693 (74)

Cash 1,687 1,000 687 1,687 1,000 687

1 cash from operating activities after investing activities

6

JAGUAR LAND ROVER

Significant improvement in profitability versus prior year

Jaguar Land Rover

Wholesale volumes up 23,167 units, primarily reflecting the launch of all-new Range Rover Evoque

Land Rover retail volume up 41%, driven by the launch of the Range Rover Evoque. Jaguar retail volume up 9%, supported by the launch of the freshened XF and 2.2D

Higher margin product mix, supported by growth in Range Rover and Range Rover Sport

Continued strong growth in China and developing markets

Continued favourable foreign exchange environment. (avg. £/$ rate 1.57 in Q3 FY12 vs 1.58 in Q3 FY11)

Profit before tax includes £14m of favourable revaluation on foreign currency balance sheet items and derivative contracts

7

JAGUAR LAND ROVER

Retail volumes by carline - quarter

Jaguar - Q3 FY12 vs Q3 FY11

Land Rover - Q3 FY12 vs Q3 FY11

up 9%

11,924 13,006

1,003

990 3,606 XK

3,644 XJ

7,249 8,397 XF

Q3 FY11 Q3 FY12

up 41%

65,287

19,614

46,444

13,518 8,888

4,683

4,517

7,458

6,719

10,554 9,678

14,090 12,012

Q3 FY11 Q3 FY12

Range Rover Evoque

Freelander Defender Range Rover Discovery

Range Rover Sport

8

JAGUAR LAND ROVER

Retail volumes by geography - quarter

UK North America China Q3 FY12

Up 15% Up 20% up 58%

12,593 10,915

7,695 10,130

3,220

2,463

Q3 FY11 Q3 FY12

16,738

13,959

13,592 10,228

3,731

3,146

Q3 FY11 Q3 FY12

12,613

7,983

10,477

7,421

2,136 562

Q3 FY11 Q3 FY12

All Other Markets (RoW) 16.4%

UK 16.1%

North America 21.4%

Europe (excl.Russia) 23.9%

China 16.3%

Russia 5.9%

Total: 78,293 units

Europe (excl Russia) Russia All Other Markets (RoW) Q3 FY11

up 46% up 36% up 40%

18,695

12,843

16,024

10,400

2,443 2,671

Q3 FY11 Q3 FY12

4,532 3,322

3,115 4,111 207 421

Q3 FY11 Q3 FY12

13,122

9,346

10,953

7,585

1,761 2,169

Q3 FY11 Q3 FY12

All Other Markets (RoW) 16.0%

UK 18.7%

North America 23.9%

Europe (excl.Russia) 22.0%

China 10.3%

Russia 5.6%

Total: 58,368 units

Land Rover Jaguar

9

JAGUAR LAND ROVER

Income statement

Consolidated income statement - IFRS

Quarter Ended 31 December 9 Months Ended 31 December (£ millions, unless stated) 2011 2010 Change 2011 2010 Change

Revenues 3,749 2,650 1,099 9,367 7,135 2,232

Material cost of sales (2,386) (1,660) (726) (6,062) (4,446) (1,616)

Employee costs (254) (196) (58) (700) (575) (125)

Other expenses (net) (661) (457) (204) (1,742) (1,348) (394)

Product dev. costs capitalised 191 116 75 557 361 196

EBITDA 639 453 186 1,420 1,127 293

Depreciation and amortisation (136) (114) (22) (342) (299) (43)

Foreign exch. gain/(loss) (net) 14 (24) 38 (42) 9 (51)

Net finance expense (8) (19) 11 (60) (22) (38)

Profit before tax 509 296 213 976 815 161

Income tax expense (116) (7) (109) (191) (41) (150)

Profit after tax 393 289 104 785 774 11

Memo :

Fx option and commodity hedge reval. impact included in Profit before tax (24) (14) (10) (117) (14) (103)

10

JAGUAR LAND ROVER

Healthy cash generation

Consolidated cash flow statement - IFRS

Quarter Ended 31 December 9 Months Ended 31 December (£ millions, unless stated) 2011 2010 Change 2011 2010 Change

Cash from operating activities 684 453 231 1,535 1,152 383

Working capital changes & tax paid 32 90 (58) 168 83 85

Cash flow from operations 716 543 173 1,703 1,235 468

Investment in tangible and intangible assets (316) (186) (130) (1,037) (544) (493)

Other (including finance income) (15) 3 (18) (47) 2 (49)

Free cash flow (before financing) 385 360 25 619 693 (74)

Changes in debt 24 (86) 110 148 (336) 484

Finance expenses and fees (62) (4) (58) (108) (37) (71)

Net change in cash & cash equiv. 347 270 77 659 320 339

Cash & cash equivalents at beginning of period 1,340 730 1,028 680

Cash & cash equivalents at end of period 1,687 1,000 1,687 1,000

11

JAGUAR LAND ROVER

Sound financial health

Key financial indicators - IFRS

(£ millions, unless stated) 31 Dec 30 Sept Change

2011 2011

Cash 1,687 1,340 347

New committed revolving credit facility 610 - 610

Undrawn committed facilities 1 115 236 (121)

Total liquidity 2,412 1,576 836

Total equity 2,018 1,749 269

Total Debt 1,563 1,542 21

Net cash / (debt) (excl. finance leases) 124 (202) 326

Net cash / (debt) / equity 6.1% (11.5%) 17.7 ppt

Includes £50 m for a facility maturing in February 2012, expected to be renewed for another year

12

JAGUAR LAND ROVER

Agenda

Key topics Page

Financial performance 5

Looking ahead 14

Closing Q&A 19

13

JAGUAR LAND ROVER

Summary

Jaguar Land Rover

Strong financial performance in Q3 FY12

Going forward focus is on:

- building on momentum of XF 12 model year, 2.2 diesel and Range Rover Evoque launch

- launching other refreshed Jaguar and Land Rover products

- continuing to monitor economic and sales trends closely to balance sales and production

- planned investments in future new products and technologies to meet customer aspirations and regulatory environmental standards

- generating strong operating cash flows to support these future investments

14

JAGUAR LAND ROVER

Agenda

Key topics Page

Financial performance 5

Looking ahead 15

Closing Q&A 16

15

JAGUAR

Q&A

LAND ROVER

16

JAGUAR

Additional Slides

LAND ROVER

17

JAGUAR LAND ROVER

Strong balance sheet

Consolidated balance sheet - IFRS

31 Dec 31 March

(£ millions, unless stated) 2011 2011 Change

Cash & cash equivalents 1,687 1,028 659

Other assets 6,981 5,648 1,333

Total assets 8,668 6,676 1,992

Total debt (excl. finance leases) 1,563 1,382 181

Other liabilities 5,087 3,819 1,268

Total liabilities 6,650 5,200 1,450

Total equity 2,018 1,476 542

Total liabilities and equity 8,668 6,676 1,992

18

JAGUAR LAND ROVER

Income statement fx line detail

Foreign exchange

Quarter Ended 31 December 9 Months Ended 31 December

(£ millions, unless stated) 2011 2010 Change 2011 2010 Change

Mark-to-mkt on Fx options (20) (16) (4) (101) (14) (87)

Fx hedges maturing 5 7 (2) 37 - 37

Forex gain / (loss) on for. curr. borrowings (6) (6) - (34) (9) (25)

Revaln of other operating assets/liabilities 39 (3) 42 45 22 23

Other (4) (6) 2 10 9 1

Total gain / (loss) 14 (24) 38 (42) 9 (51)

Memo:

Mark-to-mkt on commodity contracts (3) - (3) (15) - (15)

19

Retail volumes by carline – nine months

Jaguar Land - Rover

Jaguar – 9M FY12 vs 9M FY11 Land Rover – 9M FY12 vs 9M FY11

down 3%

39,936 38,796

4,049 3,704 10,041 11,609

XK

XJ 25,498 23,479 XF

9M FY11 9M FY12

up 26% 168,455

22,710

133,940

34,911

40,359

14,609

13,279 22,021

17,687

33,050

28,544

34,071 41,154

9M FY11 9M FY12

Range Rover Evoque

Freelander

Defender

Range Rover

Discovery

Range Rover Sport

20

Retail volumes by geography – nine months

Jaguar Land - Rover

UK North America China 9M FY12

No change up 11% up 64%

38,949 38,256

26,931

28,494

12,018

9,762

9M FY11 9M FY12

42,762

38,663

27,091 32,377

11,572 10,385

9M FY11 9M FY12

33,425

20,328

28,289

18,264

2,064 5,136

9M FY11 9M FY12

All Other UK 18.5%

Markets

(RoW) 17.5%

Russia 5.5%

North

America

Europe

20.6%

(excl.Russia)

22%

China 16.1%

Total: 207,251 units

Europe (excl Russia) Russia All Other Markets (RoW)

up 14% up 30% up 32%

44,966 39,547

37,733 31,044

8,503 7,233

9M FY11 9M FY12

11,491 8,815

10,509 8,101

714 982

9M FY11 9M FY12

36,351

27,574

31,053

22,509

5,065 5,298

9M FY11 9M FY12

All Other Markets (RoW)

15.9% UK 22.4%

Europe North America (excl.Russia) 22.2%

22.7%

China

11.4%

Total: 173,876units

Land Rover Jaguar

21

Wholesale volumes by carline - quarter

Jaguar Land - Rover

Jaguar – Q3 FY12 vs Q3 FY11

up 16%

15,272 13,172

1,272 XK 1,023 4,541 XJ 4,544

XF 9,454 7,596

Q3 FY11 Q3 FY12

Land Rover – Q3 FY12 vs Q3 FY11

up 42%

71,050

24,277

49,983

14,415 9,314

4,667 4,909

7,583 7,472

10,133 11,122

13,054 14,087

Q3 FY11 Q3 FY12

Range Rover Evoque

Freelander

Defender

Range Rover

Discovery

Range Rover Sport

22

Wholesales volumes by geography - quarter

Jaguar Land - Rover

UK North America China Q3 FY12

up 19% up 20% up 81%

14,229

11,942

11,176 8,275

3,667

3,053

Q3 FY11 Q3 FY12

17,201

14,359

12,830

10,663

4,371 3,696

Q3 FY11 Q3 FY12

14,817

8,196 12,471

7,220

976 2,346

Q3 FY11 Q3 FY12

All Other

Markets UK 16.4% (RoW) 17.4%

North America

19.9% Europe (excl.Russia)

23.8%

China 17.2%

Total: 86,322 units

Europe (excl Russia) Russia All Other Markets (RoW)

up 33% up 34% up 53%

Q3 FY11

20,560

15,441

17,621

12,827

2,614 2,939

Q3 FY11 Q3 FY12

4,515 3,380

3,164 4,094 216 421

Q3 FY11 Q3 FY12

15,000

9,827

12,858

7,834

1,993 2,142

Q3 FY11 Q3 FY12

All Other Markets (RoW)

15.6%

UK 18.9%

North America Europe 22.7% (excl.Russia)

24.4%

China

13.0%

Total: 63,155 units

Land Rover Jaguar

23

Wholesale volumes by carline – nine months

Jaguar Land - Rover

Jaguar – 9M FY12 vs 9M FY11

down 7%

42,952

39,921

4,067

3,727

13,308 XK 11,708 XJ

25,485 24,470 XF

9M FY11 9M FY12

Land Rover – 9M FY12 vs 9M FY11

up 31%

176,491

32,051

134,538

33,930

40,376

14,466

13,045

22,076

18,128

33,241 28,326

40,727 34,663

9M FY11 9M FY12

Range Rover

Evoque

Freelander

Defender

Range Rover

Discovery

Range Rover Sport

24

Wholesale volumes by geography – nine months

Jaguar Land - Rover

UK North America China 9M FY12

No change up 2% up 88%

41,375 40,529

27,911 30,709

12,618

10,666

9M FY11 9M FY12

41,095 41,975

27,298

31,903

13,797 10,072

9M FY11 9M FY12

35,222

18,692 29,936

16,919

1,773 5,286

9M FY11 9M FY12

Europe (excl Russia) Russia up 20% All Other Markets (RoW) 48,759 up 30% up 36%

All Other

UK 19.1% Markets (RoW) 17.5%

North America Europe 19.4% (excl.Russia) 22%

China 16.3%

Total: 216,412 units

9M FY11

40,723

41,222

32,044

8,679 7,537

9M FY11 9M FY12

8,619 11,230

7,952 10,258 667 972

9M FY11 9M FY12

37,851

27,832

32,463

22,414

5,418 5,388

9M FY11 9M FY12

All Other

Markets (RoW) UK 22.8%

15.7%

Europe( excl.Russia) North America

22.9% 23.2% China 10.5%

Total: 177,490 units

Land Rover Jaguar

25

Product and other investment

Jaguar Land - Rover

Details- IFRS

Quarter Ended 31 December 9 Months Ended 31 December

(£ millions, unless stated) 2011 2010 Change 2011 2010 Change

R&D expense

Capitalised 191 116 75 557 361 196

Expensed 43 43 - 104 77 27

Total R&D expense 234 159 75 661 438 223

Investment in tangible and other

125 70 55 480 349 131 intangible assets

Total product and other investment 359 229 130 1,141 787 354

26

Retail volumes by brand – Q3 by month

Jaguar Land - Rover

Jaguar – Q3 FY12

13,006

4,807 3,939 4,260

Oct Nov Dec Q3 FY12

Land Rover – Q3 FY12

65,287

24,281 22,075 18,931

Oct Nov Dec Q3 FY12

27